

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 14, 2018

Via E-Mail
Meagan M. Reda, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019

      Re: **RLJ Lodging Trust**
              Soliciting Material Under Rule 14a-12 filed by Land & Buildings Capital
                Growth Fund, L.P. et al. filed February 14, 2018
              Response dated March 7, 2018
              File No. 001-35169

Dear Ms. Reda:

We have reviewed your March 7, 2018 response to our comment letter and have the following comments. Unless we note otherwise, our references to prior comments are to comments in our February 23, 2018 letter.

1.   We note your response to prior comment 1; however, the first part of your response does not provide support for your statement concerning the Board's decision to disenfranchise shareholders. Accordingly, please tell us what actions, if any, the Board has taken to restrict the right of shareholders to vote on a corporate matter or to deprive them of some other legal right.

2.   We continue to evaluate the second and third parts of your response to prior comment 1. In this regard, we note that your response includes a note indicating that the "Lodging REI Peers are members of the Bloomberg Hotel REIT Index." Please tell us how many companies are included in the lodging REIT peer group and whether this peer group includes all lodging companies contained in the Bloomberg Hotel REIT Index.

3.   We note your response to prior comment 2. Please tell us what specific Board actions support your statement concerning the Board's focus on entrenchment and self-preservation.

Please direct any questions to Joe McCann at (202) 551-6262 or me at (202) 551-3619.

              Sincerely,

              /s/ Daniel F. Duchovny
              Daniel F. Duchovny
              Special Counsel
              Office of Mergers and Acquisitions